Exhibit 99.3

Millar Western Forest Products Ltd.
SELECTED FINANCIAL DATA

The selected historical financial data set forth below should be read in conjunction with the Company’s financial statements and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are included as Exhibits 99.1 and 99.2 to this report on Form 6-K. The selected historical financial data for the years ended and as at December 31, 2005, 2006, 2007, 2008 and 2009, are derived from the Company’s audited financial statements.

The Company prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to the Company, see note 23 to its audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

		2009	2008	2007	2006	2005
		(in thousands of Canadian dollars)
Statements of earnings data:
Canadian GAAP
Revenue		$255,010	$329,562	$327,198	$305,260	$304,305
Cost of products sold		186,636	223,450	229,500	202,615	204,700
Freight and other distribution costs		50,355	65,668	62,138	52,790	53,415
Lumber export taxes		3,036	4,106	5,308	990	--
Countervailing and anti-dumping duties		--	--	--	(27,683)	9,735
Depreciation and amortization		21,011	21,763	21,051	18,970	17,664
General and administration		12,329	13,040	12,862	12,635	14,797
Employees’ profit sharing		--	--	--	4,127	--
Operating earnings (loss)		$(18,357)	$1,535	$(3,661)	40,816	3,994
Financing expenses-net (2)		(18,097)	(18,210)	(16,510)	(13,547)	17,555)
Unrealized exchange gain (loss) on long-term debt		31,730	(43,073)	33,079	(114)	7,448
Other (expense) income (3)		(10,156)	33,083	(3,487)	31,243	(4,926)
Earnings (loss) before income taxes		$(14,880)	$(26,665)	$9,421	$58,398	$(11,039)
Income taxes (recovery)		(7,397)	(5,145)	(7,126)	13,773	(4,086)
Net earnings (loss)	$	(7,483)	$(21,520)	$16,547	$44,625	$(6,953)
U.S. GAAP
Operating earnings (loss)		$(18,357)	$1,535	$(3,661)	$40,816	$3,994
Net earnings (loss)	$	(7,992)	$(22,029)	$13,042	$44,625	$(6,953)
Other data:
Average Exchange Rate (4)		$0.8750	$0.9400	$0.9310	$0.8844	$0.8276

(1)

	As at December 31,
	2009	2008	2007	2006	2005
	(in thousands of Canadian dollars)
Balance sheets data:
Canadian GAAP
Cash	$61,186	$46,411	$24,001	$64,959	$43,659
Total assets	$336,138	$382,476	$379,951	$401,027	$327,705
Long-term debt, including current portion	$215,155	$247,669	$205,314	$236,296	$221,312
Shareholder’s equity	$69,794	$77,247	$105,578	$89,031	$44,406
U.S. GAAP
Total assets	$336,880	$385,363	$374,871	$401,027	$327,705
Shareholder’s equity	$70,979	$79,332	$101,169	$89,031	$44,406

(1)	Comparative statements of earnings and balance sheet data have been restated to reflect changes in accounting policies and other classification changes.

(2)

Financing expenses-net consists of interest expense, amortization of deferred financing costs and interest income. See note 11 to the audited consolidated financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(3)

Other income (expense) includes the gain on sale of power purchase rights, the provision for loss on amounts owing from the Meadow Lake Pulp Limited Partnership, the gain or loss on disposal of property, plant and equipment, and foreign exchange gains or losses on working capital and forward-exchange contracts. See note 14 to the audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(4)

Average exchange rate refers to the average of the exchange rates on the last day of each month during the year indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

(2)